UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 18, 2023

Decarbonization Plus Acquisition Corporation IV

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40731	98-1585724
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2744 Sand Hill Road, Suite 100 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

(212) 993-0076

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one warrant	DCRDU	Nasdaq Capital Market
Class A ordinary share, par value $0.0001 per share	DCRD	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	DCRDW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced by Decarbonization Plus Acquisition Corporation IV (the “Company” or “DCRD”), on September 25, 2022, the Company, Hammerhead Resources Inc., an Alberta corporation (“Hammerhead”), Hammerhead Energy Inc., an Alberta corporation and wholly owned subsidiary of Hammerhead (“NewCo”), and 2453729 Alberta ULC, an Alberta unlimited liability corporation and wholly owned subsidiary of the Company, entered into a Business Combination Agreement (the transactions contemplated thereby, the “Business Combination”).

Attached hereto as Exhibit 99.1 is a presentation that members of senior management of Hammerhead will present in connection with various conferences and investor presentations. The presentation will also be posted on Hammerhead’s website. The exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Legend Information

Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead’s or DCRD’s ability to effectuate the proposed Business Combination discussed in this document; statements related to the extraordinary general meeting of DCRD (the “Shareholders’ Meeting”); statements related to the estimated or anticipated future results and benefits of the combined company following the Business Combination, including future opportunities for the combined company; and other statements that are not historical facts. These forward-looking statements are based on information available as of the date of this document, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing NewCo’s, Hammerhead’s or DCRD’s views as of any subsequent date, and none of NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither NewCo nor DCRD gives any assurance that either NewCo or DCRD will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed Business Combination by DCRD’s business combination deadline and the failure to obtain an extension of the business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any investigation or inquiry following announcement of the proposed Business Combination, including in connection with the proposed Business Combination; (iv) the inability to complete the proposed Business Combination due to the failure to obtain approval of DCRD’s shareholders; (v) Hammerhead’s and the post-combination company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed Business Combination; (vi) the ability of the parties to obtain the listing of the post-combination company’s common shares and warrants on NASDAQ upon the closing of the proposed Business Combination; (vii) the risk that the proposed Business Combination disrupts current plans and operations of Hammerhead; (viii) the ability to recognize the anticipated benefits of the proposed Business Combination; (ix) unexpected costs related to the proposed Business Combination; (x) the amount of redemptions by DCRD’s public shareholders being greater than expected; (xi) the management and board composition of the post-combination company following completion of the proposed Business Combination; (xii) limited liquidity and trading of the post-combination company’s securities;

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(xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Hammerhead or DCRD may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hammerhead’s resources; (xix) the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Important Information for Investors and Shareholders and Where to Find It

In connection with the proposed Business Combination, NewCo filed a registration statement on Form F-4 (as amended from time to time, the “Registration Statement”) that includes a definitive proxy statement of DCRD and a prospectus of NewCo. The Registration Statement is now effective, and the definitive proxy statement has been mailed to DCRD shareholders of record as of the close of business on December 14, 2022. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the proposed Business Combination and the other matters to be voted upon at the Shareholders’ Meeting. This document does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file other documents with the SEC regarding the proposed Business Combination. DCRD’s shareholders and other interested persons are advised to read the Registration Statement, including the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about DCRD, Hammerhead, NewCo and the proposed Business Combination.

DCRD shareholders and other interested persons can obtain copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by DCRD and NewCo through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DCRD, Hammerhead, NewCo and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed Business Combination. More detailed information regarding the directors and officers of DCRD, and a description of their interests in DCRD, is contained in DCRD’s filings with the SEC, including DCRD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed Business Combination and other matters to be voted upon at the Shareholders’ Meeting is set forth in the Registration Statement for the proposed Business Combination.

No Offer or Solicitation

This document relates to a proposed business combination between Hammerhead and DCRD. This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any offer, sale or exchange of securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DECARBONIZATION PLUS ACQUISITION CORPORATION IV

Date: January 18, 2023	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

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Exhibit 99.1 LEADING, Corporate Presentation January 2023

IMPORTANT INFORMATION CONCERNING THIS PRESENTATION This presentation is provided for informational purposes only as of the date hereof, is not complete, new information, future events or otherwise, except as may be required under applicable securities contemplated; the estimates of Hammerhead's reserves and contingent resource volumes and the and may not contain certain material information about Hammerhead Resources Inc. laws. None of Hammerhead, NewCo or DCRD gives any assurance that Hammerhead, NewCo or assumptions related thereto (including commodity prices and development costs) are accurate in all ( Hammerhead , Hammerhead Resources or the Company ), including important disclosures and DCRD will achieve its expectations. You should not place undue reliance on these forward-looking material respects; that Hammerhead will have the ability to add production and reserves through risk factors associated with an investment in Hammerhead. This presentation does not take into statements. As a result of a number of known and unknown risks and uncertainties, NewCo's actual development and exploration activities; that Hammerhead will be able to complete the Business account the particular investment objectives or financial circumstances of any specific person who results or performance may be materially different from those expressed or implied by these Combination in accordance with its terms; that and the impact (and duration thereof) that the may receive it. forward-looking statements. Some factors that could cause actual results to differ include: (i) the COVID-19 pandemic will have on: (i) the demand for crude oil, NGLs and natural gas; (ii) the supply timing to complete the proposed Business Combination by DCRD's business combination deadline chain, including the Company's ability to obtain the equipment and services it requires; and (iii) the Forward Looking Statements and the failure to obtain an extension of the business combination deadline; (ii) the occurrence of Company's ability to produce, transport and/or sell its crude oil, NGLs and natural gas. Although Certain statements contained in this presentation constitute forward‐looking statements or any event, change or other circumstances that could give rise to the termination of the definitive Hammerhead believes that the expectations reflected in the forward‐looking statements contained in information (collectively forward‐looking statements ) within the meaning of applicable securities agreements relating to the proposed Business Combination; (iii) the outcome of any legal, regulatory this presentation, and the assumptions on which such forward‐looking statements are made, are legislation, including Section 27A of the Securities Act of 1933, as amended (the Securities Act ), and or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any reasonable, there can be no assurance that such expectations will prove to be correct. Readers are Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown investigation or inquiry following announcement of the proposed Business Combination, including in cautioned that the foregoing list is not exhaustive of all assumptions which have been considered. risks, assumptions, uncertainties and other factors. Forward‐looking statements are typically connection with the proposed Business Combination; (iv) the inability to complete the proposed identified by words such as anticipate , continue , estimate , expect , forecast , may , will , Business Combination due to the failure to obtain approval of DCRD's shareholders; (v) Readers are cautioned not to place undue reliance on forward‐looking statements included in this project , could , plan , intend , should , believe , outlook , potential , ongoing , strategy , Hammerhead's and the post-combination company's success in retaining or recruiting, or changes presentation, as there can be no assurance that the plans, intentions or expectations upon which the target , might , possible , predict , would , approximately and similar words suggesting future required in, its officers, key employees or directors following the proposed Business Combination; (vi) forward‐looking statements are based will occur. By their nature, forward‐looking statements involve events or future performance or may be identified by reference to a future date, but the absence of the ability of the parties to obtain the listing of the post-combination company's common shares and numerous assumptions, known and unknown risks, uncertainties and other factors that contribute to these words does not mean that a statement is not forward-looking. Accordingly, undue reliance warrants on TSX and/or NASDAQ upon the closing of the proposed Business Combination; (vii) the the possibility that the predictions, forecasts, projections and other forward‐looking statements will should not be placed on forward‐looking statements because Hammerhead can give no assurance risk that the proposed Business Combination disrupts current plans and operations of Hammerhead; not occur, which may cause Hammerhead's actual performance and financial results in future periods that such expectations will prove to be correct. Forward-looking statements in this presentation (viii) the ability to recognize the anticipated benefits of the proposed Business Combination; (ix) to differ materially from any estimates or projections of future performance or results expressed or include but are not limited to: statements that refer to projections, forecasts or other unexpected costs related to the proposed Business Combination; (x) the amount of redemptions by implied by such forward‐looking statements. Hammerhead believes these risks and uncertainties characterizations of future events or circumstances, including any underlying assumptions, DCRD's public shareholders being greater than expected; (xi) the management and board include, but are not limited to: the timing to complete the Business Combination and occurrence of Hammerhead's assessment of future plans, operations, values, vision, goals and strategies including composition of the post-combination company following completion of the proposed Business any event that may prevent the occurrence of the Business Combination; failure by Hammerhead or capital allocation, acquisition opportunities and drilling plans; the expected additional infrastructure Combination; (xii) limited liquidity and trading of the post-combination company's securities; (xiii) DCRD to obtain any required approvals in connection with the Business Combination; unexpected expansion at North Karr, including the anticipated number of wells being brought on-steam and the geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Hammerhead costs or effects related to the Business Combination; risk that the securities of the combined expected timing of such developments; the Company's intended delivery of substantial production or DCRD may be adversely affected by other economic, business, and/or competitive factors; (xv) company are not approved for listing on the TSX and/or the NASDAQ; inflation; the ability of and significant cash flow growth while targeting free cash flow neutrality in 2023; the Company's operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts management to execute its business plan; general economic and business conditions; the risks of the expectations regarding in-field infrastructure capability by the end of 2023; the Company's Hammerhead's business; (xvii) litigation and regulatory enforcement risks, including the diversion of oil and natural gas industry, such as operational risks in exploring for, developing and producing crude expectation that continued balance sheet strength will provide the liquidity necessary to execute on management time and attention and the additional costs and demands on Hammerhead's resources; oil and natural gas and market demand; the possibility that government policies or laws may change its growth plans; Hammerhead's strategy for its business and assets; infrastructure capacity; (xix) the risks that the consummation of the proposed Business Combination is substantially delayed or governmental approvals may be delayed or withheld; risks and uncertainties involving geology of Hammerhead's expectation that the business combination between Decarbonization Plus Acquisition or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy oil and natural gas deposits; Hammerhead's ability to enter into or renew leases; potential delays or Corporation IV ( DCRD ) and Hammerhead (the Business Combination ) will be completed in statement/prospectus relating to the proposed Business Combination, including those under Risk changes in plans with respect to exploration or development projects or capital expenditures; accordance with its terms and the expected capitalization and ownership following completion of the Factors therein, and in DCRD's other filings with the U.S. Securities and Exchange Commission (the unexpected downtime; unexpected drilling results; delays in anticipated timing of drilling and Business Combination; statements about Hammerhead's or DCRD's ability to effectuate the proposed SEC ). completion of wells; the uncertainty of estimates and projections relating to production (including Business Combination; statements relating to the extraordinary general meeting of DCRD decline rates), costs and expenses; fluctuations in oil and natural gas prices, foreign currency shareholders (the Extraordinary General Meeting ); Hammerhead's commitment and plans in With respect to forward‐looking statements contained in this presentation, Hammerhead has made exchange rates and interest rates; risks inherent in Hammerhead's operations, including credit risk; respect of ESG, including its plan to achieve net-zero by 2030 and its CCS program; the terms of assumptions regarding, among other things: availability of future acquisition opportunities; future uncertainty in amounts and timing of royalty payments; health, safety and environmental risks; risks Hammerhead's hedging contracts and its market diversification strategy; the potential of capital expenditure levels; future oil and natural gas prices; future oil and natural gas production associated with unexpected potential future law suits and regulatory actions against Hammerhead; Hammerhead's reserves and resources; potential drilling locations; potential drilling and cost levels; pipeline capacity; future exchange rates and interest rates; ability to obtain equipment and uncertainties as to the availability and cost of financing; risk that the Company's EBITDA and other reductions; anticipated realized product prices; and other matters related to the foregoing. services in a timely manner to carry out development activities; ability to market oil and natural gas financial measures are different than as set forth herein upon completion of the audit of such successfully to current and new customers; the impact of increasing competition; the ability to obtain numbers; the effect of the COVID-19 pandemic on the Company's business, operations and financial These forward-looking statements are based on information available as of the date of this financing on acceptable terms; the general stability of the economic and political environments in condition; potential disruption of the Company's operations as a result of the COVID-19 pandemic communication, and current expectations, forecasts and assumptions, and involve a number of which Hammerhead operates; the timely receipt of any required regulatory approvals; the ability of through potential loss of manpower and labor pools resulting from, among other things, quarantines judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied Hammerhead to obtain qualified staff, equipment and services in a timely and cost efficient manner; in the Company's operating areas; and inability to access sufficient capital from internal and external upon as representing Hammerhead Energy Inc.'s, an Alberta corporation and wholly owned that Hammerhead will have sufficient cash flow, debt or equity sources or other financial resources sources. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and subsidiary of Hammerhead ( NewCo ), Hammerhead's or DCRD's views as of any subsequent date, required to fund its capital and operating expenditures and requirements as needed; that uncertainties. 2 and none of NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking Hammerhead's conduct and results of operations will be consistent with its expectations; that statements to reflect events or circumstances after the date they were made, whether as a result of Hammerhead will have the ability to develop its oil and gas properties in the manner currently

IMPORTANT INFORMATION CONCERNING THIS PRESENTATION Forward Looking Statements (Cont.) constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any program and settlement of financial obligations. The forward‐looking statements contained in this presentation speak only as of the date of this securities, nor will there be any offer, sale or exchange of securities in any state or jurisdiction in presentation. Except as expressly required by applicable securities laws, Hammerhead does not which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, undertake any obligation to publicly update or revise any forward‐looking statements, whether as a under the securities laws of any such jurisdiction. No offering of securities will be made except by net profit (loss) before income tax, or other measures of financial performance calculated in result of new information, future events or otherwise. The forward‐looking statements contained in means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption accordance with IFRS. The following is a reconciliation of adjusted EBITDA to the most directly this presentation are expressly qualified by this cautionary statement. therefrom. comparable GAAP measure, net profit (loss) before income tax: Important Information for Investors and Shareholders and Where to Find It The contents of this presentation have not been approved or disapproved by any securities In connection with the proposed Business Combination, NewCo filed a registration statement on commission or regulatory authority in Canada, the United States or any other jurisdiction, and Form F-4 (as amended from time to time, the Registration Statement ) that includes a definitive Hammerhead expressly disclaims any duty on Hammerhead to make disclosure or any filings with any proxy statement of DCRD and a definitive prospectus of NewCo. The Registration Statement is now securities commission or regulatory authority, beyond that imposed by applicable laws. The contents effective, and DCRD's definitive proxy statement has been mailed to DCRD shareholders of record as of this presentation are neither sufficient for, nor intended by Hammerhead to be used in connection of the close of business on December 14, 2022. The Registration Statement, including the proxy with, any decision relating to the purchase or sale of any existing or future securities. Hammerhead statement/prospectus contained therein, contains important information about the proposed does not intend to provide financial, investment, tax, legal, or accounting advice. Persons considering Business Combination and the other matters to be voted upon at the Extraordinary General Meeting. the purchase or sale of any securities should consult with their own independent professional This communication does not contain all the information that should be considered concerning the advisors. proposed Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file Non-IFRS Measures other documents with the SEC regarding the proposed Business Combination. DCRD's shareholders This document discloses several financial measures that do not have any standardized meaning and other interested persons are advised to read the Registration Statement, including the definitive prescribed under International Financial Reporting Standards (IFRS ), and are referred to as non- proxy statement/prospectus contained therein, and the amendments thereto and the definitive proxy GAAP measures. These financial measures include adjusted EBITDA, which is a non-GAAP financial statement/prospectus and other documents filed in connection with the proposed Business measure, net debt, which is a specified financial measure and net debt to LQM EBITDA (net debt to Combination, as these materials contain important information about DCRD, Hammerhead, NewCo annualized quarterly adjusted EBITDA) as at September 30, 2022 of 0.6x, which is a non-GAAP and the proposed Business Combination. financial ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by DCRD shareholders and other interested persons can obtain, free of charge, copies of the Registration Hammerhead's principal business activities. Investors are cautioned that these measures should not Statement, including the definitive proxy statement/prospectus contained therein, the definitive be construed as an alternative to net income or other measures of financial performance as proxy statement/prospectus and other documents filed or that will be filed with the SEC by DCRD and determined in accordance with IFRS. Hammerhead's method of calculating these measures may differ NewCo through the website maintained by the SEC at www.sec.gov. from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Participants in the Solicitation DCRD, Hammerhead, NewCo and their respective directors, officers and related persons may be Net debt is calculated as the outstanding balance on the Company's credit facility, its outstanding deemed participants in the solicitation of proxies of DCRD shareholders in connection with the senior notes and working capital. The senior notes are calculated as the principal amount proposed Business Combination. More detailed information regarding the directors and officers of outstanding, plus accrued paid-in-kind (PIK) interest, converted to Canadian dollars at the closing DCRD, and a description of their interests in DCRD, is contained in DCRD's filings with the SEC, exchange rate for the period. Net debt to annualized quarterly adjusted EBITDA is net debt divided by including DCRD's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which annualized quarterly adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in was filed with the SEC on March 29, 2022, and is available free of charge at the SEC's web site at time, while net debt to annualized quarterly adjusted EBITDA assists the company in monitoring its www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants capital structure and financing requirements. Total net debt at September 30, 2022 was in the solicitation of proxies of DCRD shareholders in connection with the proposed Business $245,912,000. Combination and other matters to be voted upon at the Extraordinary General Meeting is set forth in the Registration Statement for the proposed Business Combination. Adjusted EBITDA Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income No Offer or Solicitation taxes, depletion, depreciation and amortization, adjusted for certain non-cash items, or other items This communication relates to a proposed Business Combination between Hammerhead and DCRD. that are not considered part of normal business operations. Annualized quarterly adjusted EBITDA is This document does not constitute a solicitation of a proxy, consent or authorization with respect to adjusted EBITDA for the quarter, multiplied by four. Adjusted EBITDA indicates the Company's ability any securities or in respect of the proposed Business Combination. This communication also does not to generate funds from its asset base on a continuing basis, for future development of its capital 3

IMPORTANT INFORMATION CONCERNING THIS PRESENTATION Oil & Gas Information pressure transient analysis or well-test interpretation on a subset of the wells referenced in this The reference to the Company's 32,100 boe/d 2022 estimated production set forth in this presentation. As such, all data should be considered to be preliminary until such analysis or presentation is rounded to the nearest hundred and consists of approximately 9,531 bbls/d of light interpretation has been done. crude oil and medium crude oil, 110.3 mmcf/d of conventional natural gas and 4,171 bbls/d of natural gas liquids and is for the year ended December 31, 2022 (unaudited). The reference to the Company's Certain information in this document may constitute analogous information as defined in NI 51- 30+ years of production > 60,000 boe/d and infrastructure >80,000 boe/d set forth in this 101. Such information includes production estimates retrieved from the continuous disclosure record presentation is an estimate that consists of approximately 30-40% crude oil, 10-20% NGL's and 40- of certain industry participants from www.sedar.com. Management of Hammerhead believes the 60% natural gas. information is relevant as it may help to define the reservoir characteristics and production profile of lands in which Hammerhead may hold an interest. Hammerhead is unable to confirm that the This presentation discloses drilling inventory in three categories: (i) proved locations; (ii) probable analogous information was prepared by a qualified reserves evaluator or auditor and is unable to locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the confirm that the analogous information was prepared in accordance with NI 51‐101 [or the COGE McDaniel 2021 Reserves Report and account for drilling locations that have associated proved and/or Handbook]. Such information is not an estimate of the production, reserves or resources attributable probable reserves, as applicable. Unbooked locations referenced in this presentation were prepared to lands held or to be held by Hammerhead and there is no certainty that the production, reserves or internally by management of Hammerhead based on the Company's prospective acreage and an resources data and economic information for the lands held or to be held by Hammerhead will be assumption as to the number of wells that can be drilled per section based on industry practice and similar to the information presented herein. The reader is cautioned that the data relied upon by internal review including evaluation of applicable geologic, seismic, and engineering, production Hammerhead may be in error and/or may not be analogous to such lands held or to be held by reserves and resource information. These locations do not have attributed reserves or resources Hammerhead. (including contingent and prospective) and are therefore unbooked locations. Of the more than 1,500 total drilling locations identified herein, 160 are proved locations, 116 are probable locations and Certain other information contained in this presentation has been prepared by third‐party sources, more than 1,200 are unbooked locations. There is no certainty that the Company will drill all such which information has not been independently audited or verified by Hammerhead. No unbooked locations and if drilled there is no certainty that such locations will result in additional oil representation or warranty, express or implied, is made by Hammerhead as to the accuracy or and gas reserves, resources or production. The drilling locations on which the Company will actually completeness of the information contained in this document, and nothing contained in this drill wells, including the number and timing thereof is ultimately dependent upon the availability of Presentation is, or shall be relied upon as, a promise or representation by Hammerhead. funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the The term BOE or barrels of oil equivalent may be misleading, particularly if used in isolation. A BOE unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) such unbooked drilling locations, the majority of other unbooked drilling locations are farther away is based on an energy equivalency conversion method primarily applicable at the burner tip and does from existing wells where Management has less information about the characteristics of the reservoir not represent a value equivalency at the wellhead. Given that the value ratio based on the current and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled price of crude oil as compared to natural gas is significantly different from the energy equivalency of there is more uncertainty that such wells will result in additional oil and gas reserves, resources or 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. production. This presentation contains certain oil and gas metrics which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar Currency measures used by other companies and should not be used to make comparisons. Such metrics have In this presentation, unless otherwise specified, all monetary amounts are in Canadian dollars. been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. References in this presentation to production test rates and peak rates are intended to be useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Investors are cautioned not to place reliance on such rates in calculating the aggregate production for Hammerhead. Hammerhead has not conducted a 4

INVESTMENT HIGHLIGHTS Drill to Fill infrastructure anticipated to be Oil & Gas company located in the heart of in place by year-end 2023 capable of one of North America’s highest return supporting organic growth to >80,000 plays with significant depth of high boe/d quality inventory Substantial production and cash flow growth projected over next several years, Management team and sponsor highly projected spending within cash flow in aligned with public shareholders 2023E, anticipated to be supportive of sustainable future free cash flow Strong balance sheet; company Commitment to sustainability with an anticipates sustaining leverage of < 1.0x, executable plan in place with a goal to 1 2 current 0.6x Q3/22 annualized achieve Net Zero by 2030 5 (1) Net debt to annualized quarterly adjusted EBITDA for the period ending September 30, 2022 (unaudited) (2) Net Zero refers to Scope 1 and Scope 2 emissions.

CORPORATE STRATEGY … Supported by Top-Tier Asset FINANCIAL EXECUTION STRENGTH Repeatable, development focused Balance sheet strength & liquidity to business plan positioned for low cost, execute capital program with active risk capital efficient, drill-to-fill growth management program RETURN SUSTAINABILITY OF CAPITAL 1 Path to achieve Net Zero by 2030 Set up for sustainable free cash flow generation with commitment to return capital to shareholders Net Acres in Drilling Locations BOE/D 107,000 the Montney 1,500+ Identified 32,100 (2022E) 6 (1) Net Zero refers to Scope 1 and Scope 2 emissions.

TRANSACTION SUMMARY Transaction to Create a Publicly-Traded Company With Scale In The Heart of one of North America’s Highest Return 9 Plays, with a Decarbonization Platform Capable of Achieving Net Zero by 2030 Hammerhead Energy Inc. Valuation: Highlights: September 25, 2022 Business Combination Agreement values Hammerhead at C$1.39 billion C$1.39 billion Business Combination, DCRD (6) SPAC and Hammerhead Resources Inc. Low leverage of 0.6x LQA EBITDA at September 30, 2022 with ample liquidity to execute plan on $350mm RBL. Combined Company has applied to be Dual Pro Forma Capitalization & Ownership (excl. any proceeds from DCRD cash in trust) Listed on the Nasdaq and TSX (HHRS) (US$ in millions, except per share values) Simplified Share Structure with Conversion (7) Pro Forma Capitalization Pro Forma Ownership Shares % Own (1) of Hammerhead Preferred Shares Total Common Shares Outstanding 96 18 18.5% Shares held by current Hammerhead Shareholders (2) Share Price $10.00 -- 0.0% Shares held by current DCRD Public Shareholders Continued Riverstone Support – No Change (3)(4) Implied Equity Value $961 4 3.7% Shares held by DCRD Initial Shareholders of Control (8) (4)(5) Pro Forma Net Debt 192 Shares held by the Riverstone Parties (including the Riverstone Fund V Entities) 75 77.8% Managed by Hammerhead’s Current Implied Enterprise Value $1,154 Pro Forma Commons Shares 96 100% Note: Assumes all public DCRD shareholders redeem the Class A common shares of Hammerhead Energy Inc. that they receive in exchange for their Class A ordinary shares of DCRD in Executive Team connection with the Transaction. Capitalized terms used but not defined shall have the meaning ascribed to such terms in the prospectus filed by Hammerhead Energy Inc. with the U.S. Securities and Exchange Commission on December 30, 2022. 9 Path Toward Achieving Net Zero Emissions (1) Excludes New SPAC Class A Common Shares issued to the Riverstone Parties pursuant to the Business Combination. (2) Excludes 15,812,500 New SPAC Class A Common Shares underlying the New SPAC Public Warrants. on Scope 1 & 2 by 2030 (3) Includes DCRD Founder Shares held by DCRD Sponsor and DCRD management after the Founder Transfer of 4,348,438 New SPAC Class A Common Shares to certain Riverstone Fund V Entities. (4) Excludes 12,737,500 New SPAC Class A Common Shares underlying the New SPAC Private Placement Warrants. (5) Includes 70,421,169 New SPAC Class A Common Shares issued to the Riverstone Parties for their interests in Hammerhead pursuant to the Business Combination and 4,348,438 New SPAC Class A Common Shares after the Founder Transfer that will be held by certain Riverstone Fund V Entities. (6) Net debt to annualized quarterly adjusted EBITDA for the period ending September 30, 2022 (unaudited) (7) Excludes DCRD’s 15,812,500 public warrants and 12,737,500 private placement warrants. The warrants will become exercisable 30 days after the completion of the Transaction and will expire five years after the completion of the transaction or earlier upon redemption or liquidation. Each warrant will be exercisable for one common share in the post-closing company and the exercise price of each warrant is $11.50 per share. (8) Pro Forma Net Debt inclusive of Hammerhead net debt as of July 31, 2022 and Estimated Transaction Expenses. (9) Net Zero refers to Scope 1 and Scope 2 emissions. 7

HAMMERHEAD’S UNIQUE POSITION World Class Resource Play in the Light Oil Fairway Upper / Middle Montney Lower Montney Multiple benches with predictable reservoir distribution provide an Successful Lower Montney (‘B’ bench) production tests validates extensive stacked lateral resource play extensive resource Targeting 2 U/M Montney benches across majority of land base Offset industry activity proving out Lower Montney Recovery factors ranging from 10 to 13% Dominant Position in the Oil Window High Quality, Multiple Bench Acreage 1 SQ MILE Drilled >10.5 kPa/m to-date (Net) Approx. Limit of Deep Basin 13 Hydrocarbon charging 15 53 D5/D4 D3 73 D2 0 D1/LST SEQUENCE BOUNDARY 2 C Total: 156 Net B 8 Lower Montney Upper / Middle Montney (~100 m / ~300 ft) (~100 m / ~300 ft)

ESG IS PART OF OUR DNA Committed to Strong Corporate, Operational and Financial Sustainability Environment Social Governance 1 Striving to achieve Net Zero emissions Focus on supporting education in Indigenous 20% of Hammerhead variable compensation Fugitive emission management plan in place communities with which we work tied to corporate ESG performance Continuing to implement Zero Routine Vent for all existing and future – Marc Calliou Reconciliation Through Established focused roles in Business sites Education Initiative created in 2017; 150% Improvement, Supply Chain & Procurement, Fully owned water disposal infrastructure; removed majority of fluid increase in participation since inception and Alternative Energy trucking in 2016 Driving to be a Safety Leader & Partner of Choice Progressing initiatives within TCFD framework Up to 27% recycled produced water in completions; increasing produced Continually pursuing safety initiatives intended to 2022 ESG Report released Q3/2022 water storage infrastructure to accommodate increased produced water make sites safe, healthy, and environmentally re-use sound Use pad drilling to reduce environmental footprint Commitment to reducing wetland impacts during development In December 2022, Hammerhead’s Gold Creek and Karr assets near Grande Prairie, Alberta, Canada were certified under the EO100™ Standard for 0.045 45,000 Responsible Energy Development, covering more 0.040 40,000 than 100,000 net acres in the Montney formation. 1 Driving Towards Net Zero Through CCS and Implementation of Alternative Energy Solutions 0.035 35,000 Decarbonization Platform 0.030 30,000 0.025 25,000 CCS program that is estimated to require $240 million of capital between 2024 and 2029 0.020 20,000 Program is expected to drive a reduction in Scope 1 and Scope 2 0.015 15,000 emissions of approximately 79% on an absolute basis and approximately 89% on a per boe basis by 2029, as compared to 2021 0.010 10,000 levels, assuming that each of Hammerhead’s oil batteries are 0.005 5,000 converted to CCS from 2024 through 2029. 1 Target to achieve Net Zero by 2030 0.000 0 2014 2015 2016 2017 2018 2019 2020 2021 Stationary Fuel Combustion Flare Vent Fugitive D&C Combustion Daily Production 9 (1) Net Zero refers to Scope 1 and Scope 2 emissions. Scope 1 GHG Intensity (tCO2e/boe) Production (boe/d)

INVENTORY VALIDATED BY STRENGTH IN RECENT RESULTS Recent Activity in Karr Yielded Payouts in Under Twelve Months (5) S.Karr 14-05 Pad (1 well): Apr. 2021 < 3 months GC 05-05 Pad #1 (6 wells): Oct. 2021 < 5 months N. Karr 05-12 Pad (3 wells): Dec. 2021 < 4 months GC 07-31 Pad (6 wells): Jan. 2022 < 9 months GC 05-05 Pad #2 (4 wells): Mar. 2022 < 5 months S.Karr 14-34 Pad (4 wells): Apr. 2022 < 7 months GC 08-13 Pad (5 wells): Jun. 2022 est. 9-10 months GC 01-09 Pad (3 wells) Dec. 2022 est. 7 - 8 months N.Karr 05-12 Pad #2 (9 wells) Jan. 2023 est. 4 - 6 months (5) S.Karr 08-08 Pad (3 wells) est. Jan. 2023 Completions in progress N.Karr 12-14 Pad (7 wells) est. Apr. 2023 Drilling in progress 10 (1) (2) Ranked #1, #9, & #13 out of all Montney wells based on Feb. 2022 volumes by RBC (‘Canadian E&P Perspectives’ report, Apr. 2022). Also ranked #1 & #9 out of Top 10 Montney wells by Raymond James (‘Top/Notable Wells with Updated March GeoSCOUT Data’, Mar. 2022). Ranked one of top AB Montney wells by Raymond James (‘Top/Notable Well Results with Updated September Data’, Sept. 29, 2021). (3) Production rates for the first 10 days of January flowing through in-field infrastructure (4) Based on realized pricing as of Dec. 31, 2022 and $80WTI & $4.00 AECO go- (5) rd rd forward. 3 Party Operated, Incl. tie-in capital only, as per 3 Party-HHR farm-in agreement.

ORGANIC PRODUCTION GROWTH DRIVING EBITDA EXPANSION Record Production in Q2/22 With Additional Growth Through 2022YE Quarterly Production Growth – Inception-to-Date SIGNIFICANT EBITDA GROWTH MATERIAL DE-LEVERAGING TO 45 (Q322 Annualized) 40 ($MM) YE Net Debt & (1) (x) 35 (1) ($MM) Net Debt / LTM EBITDA EBITDA $600 3.0x $391 (Q322 Annualized) (Q322 Annualized) 2.8x 30 $500 2.5x 25 2.1x 1.9x $400 2.0x 20 $300 1.5x 15 $186 $156 $140 $200 1.0x 10 0.6x $100 0.5x 5 $526 $295 $288 $246 0 – 0.0x 2013A 2014A 2015A 2016A 2017A 2018A 2019A 2020A 2021A 2022A 19A 20A 21A Q322A 19A 20A 21A Q322A Increasing Production While Deleveraging & Spending Within Cash Flow (1) Net debt to annualized quarterly adjusted EBITDA for the period ending September 30, 2022 (unaudited). 11 Production (Mboe/d)

INFRASTRUCTURE TO SUPPORT GROWTH TO >80 Mboe/d Positioning for “Drill-to-Fill” in 3 Core Areas Water Disposal Infrastructure Secured Pipeline Egress (TC – Nova / Pembina-Peace) in Place (> 45,000 bbl/d) Pembina Gas Infrastructure HHR Gold Creek Sales Capacity Market Diversification 36 Mboe/d Midstream Gas Processing (Dawn, Malin/Stanfield, Chicago) (380 MMcf/d Sweet Gas Plant) Gold Creek Drill-to-fill utilizing extensive infrastructure system already in place Energy Transfer Patterson Creek Gas Plant CNRL Gold Creek 380 MMcf/d Gas Plant 150 MMcf/d North Karr Key infrastructure expansions in Q4-22 & Q1-23 to facilitate full-scale pad development within top-performing asset, drill-to-fill program thereafter HHR North Karr Sales Capacity 33 Mboe/d T64 CNRL Karr Pembina Karr South Karr Gas Plant Oil Terminal 80 MMcf/d 35 Mbbl/d New battery & infrastructure build-out by Q4-23 to unlock value within + premier asset, with subsequent drill-to-fill program in 2024 HHR South Karr Sales Capacity 24 Mboe/d Map Legend Hammerhead Water Disposal Facilities Energy Transfer Canada - Hammerhead Gas Plant CNRL Gas Plants N NG GT T LL/Al /Allia lin ace nce Pip Pe ip lin el ei n Ce orr Co ido rri r dor Hammerhead Batteries Market Gas Pipelines Pembina Karr Terminal Pe Pemb mbin in aa Pi P pie p liel ne in S e ys S tyst emem 12

$250 STRENGTHENING THE BALANCE SHEET $219 1 $200 Cash Flow Growth Supports Material Deleveraging To <1.0x D/CF $38 1 Net Debt and Leverage Profile $150 $74 $600 3.5x $100 Net Debt ($MM) Net Debt / LTM EBITDA (x) $108 $50 3.0x $500 Net Debt Reduced by >$300 MM (~60%) since 2019YE – Working Capital Deficit / (Surplus) 2.5x US$ Term Loan Drawn Portion of Credit Facility $400 2.0x $250 $204 $300 ($38) $200 1.5x $150 $200 1.0x $242 $100 $100 $50 0.5x – – – Working Capital Deficit / (Surplus) 2022 Q3 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Undrawn Portion of Credit Facility Current Net Debt / LTM EBITDA ~0.6x 2020 2021 2022 13 (1) Net Debt calculated as face value US$ denominated notes (converted at period end USD/CAD rate) + drawn portion of credit facility +/(-) working capital deficit/(surplus) excluding hedging MTM. Liquidity, Net Debt, and TTM EBITDA as at Sep. 30, 2022. Available liquidity on $350 MM RBL facility. Net Debt ($MM) Net Debt / LTM EBITDA (x) 1 1 Available Liquidity ($MM) Current Net Debt ($MM)

PROTECTING THE DOWNSIDE Active Hedging Program Intends to Protect Future Capital Programs; Diversified Sales Enhances Pricing Hedging Portfolio Market Diversification Strategy – Projected Gas Sales 1 NATURAL GAS HEDGING 100% Other Gas Hedges ~84% of Est. Q2 & Q3 AECO Exposure 2 2 AECO Collar Hedged With Fixed Price Swaps & Collar 80% AECO Fixed Price Swap 60% 25 MMcf/d 22% 40% A 25% 22% 22% C 20% 25% 21% 21% 34 MMcf/d 20% B 0% 6 MMcf/d 2023 - Q1 2023 - Q2 2023 - Q3 2023 - Q4 5% CRUDE OIL HEDGING 7% Firm egress secured to Malin & Stanfield (A), 100% 11% Chicago (B) and Dawn (C) Ex-AB 80% Markets Exposure to alternative gas markets 26% (~50% 2023E gas production projected to be sold ex-AB) 60% Chicago Offers participation in peak pricing Stanfield 40% Malin through periods of high gas demand Dawn 17% 16% 51% 20% AECO 9% 7% 0% 2023 - Q1 2023 - Q2 2023 - Q3 2023 - Q4 Projected Gas Sales (2023E) Continually Evaluating Our Hedging Program To Stabilize Cash Flow 14 No hedges currently in place after 2023YE. Percent hedged calculated with pre-royalty volumes. (1) Natural gas hedges include fixed price swaps and collars. Assume GJ/MMbtu conversion of 1.05505 and 1 MMbtu = 1 Mcf. (2) NYMEX collar + AECO basis hedge (synthetic AECO collar). Volume Hedged (%) Volume Hedged (%)

INNOVATION ENHANCES RESULTS Established Track Record of Significant Cost Reductions Reduction in Drilling Costs Year Over Year Managing Operating & Transportation Costs While Growing Volumes 10% Drilling Costs ($/mHz) 1 Operating and Transportation Expenses ($/boe) $2,500 48% Reduction $2,000 $16.00 45 $1,500 40 $4.88 $1,000 $4.45 $12.00 $6.12 $500 35 $5.22 $5.45 $0 $8.00 30 2016A 2017A 2018A 2019A 2020A 2021A Pacesetter Gold Karr 25 $4.00 Reduction in Completion Costs Year Over Year 9% 20 Completion Costs ($/T) $9.99 $10.44 $6.91 $7.05 $8.16 $- 15 $2,000 2017A 2018A 2019A 2020A 2021A 45% Reduction Operating Costs ($/boe) Transport Costs ($/boe) Production (Mboe/d) $1,500 Operating Expenses Reduced From Transportation Reflects higher $1,000 $9.99/boe in 2017 to $8.16/boe in proportion of gas being sold to ex-AB $500 2021 (-18%) markets $0 2016A 2017A 2018A 2019A 2020A 2021A Pacesetter 15 Gold Karr (1) Calculated with production period results. Operating & Transport Costs ($/boe) Production (Mboe/d)

VALUES & VISION Our Values Underpin Our Culture of Excellence ACCOUNTABILITY DEBATE To our plans, values and people Open, constructive, and challenging conversations to push us to new ideas INNOVATION Hammerhead Culture RESPECT of Excellence Focused on business, technical, Due regard shown for the abilities and operational excellence and efforts of our stakeholders SAFETY No harm to our people or the environment 16

LEADERSHIP TEAM Proven Team with Extensive Experience SCOTT SOBIE MIKE KOHUT President and Chief Executive Officer Senior Vice President and Chief Financial Officer 35+ years of oil and gas industry experience in a wide range of technical and management positions at 25+ years of professional experience in various senior executive and Board of Director positions Shell and Talisman Energy Mr. Kohut serves as a Director at Southern Energy Corp Prior to joining Hammerhead, Mr. Sobie held the role of Vice President of Conventional Development, Prior to joining Hammerhead, Mr. Kohut was the VP Finance at Paramount Resources Ltd. and CFO of North America with Talisman Energy where he was accountable for underlying production of over 80,000 Trilogy Energy Corp boe/d, with asset areas in the Western Canadian Basin Previous roles included VP Shale Pilots, VP Business Services, and other Management positions. DANIEL LABELLE M.Sc. P.Geol DAVID ANDERSON P.ENG NICKI STEVENS P.ENG Senior Vice President, Development and A&D Senior Vice President, Operations and Alternative Energy Senior Vice President, Production, Marketing and ESG 25+ years of professional experience focusing on the Western 30+ years of of leadership and operating experience across the 30+ years of professional experience in the Western Canadian Canadian and Williston Basins with both major and junior oil energy industry domestically and internationally. Basin with various management and leadership positions. and gas players in the industry. Previous President, Chief Executive Officer and Director of Lone Prior to Hammerhead, Ms. Stevens held various roles with Prior to Hammerhead, Mr. Labelle was Manager of Geology at Pine Resources Inc. and President of Canadian Forest Oil Ltd. Talisman Energy and Chevron Canada including Engineering Delphi Energy and held a variety of roles with both Talisman Technical Authority, exploitation, operations, facilities, and Held various technical and leadership positions at Verenex Energy and Mobil Canada, including several years in acquisition, joint venture roles. Energy Inc., Kereco Energy Ltd., Pinnacle Resources Ltd and divestments and property optimization. Norcen Energy Resources Ltd. 17